Exhibit 99.2

BIT ORIGIN LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2025	2025

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$484,970	$55,639
Cryptocurrencies	8,274,781	—
Other receivables, net	1,139,888	1,035,865
Prepayments, net	922,623	554,995
Loans receivable, net	1,889,941	1,889,941
Total current assets	12,712,203	3,536,440

NONCURRENT ASSETS
Deposit for long-term investment	200,000	—
Total other assets	200,000	—
Total assets	$12,912,203	$3,536,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	$282,945	$372,083
Total current liabilities	282,945	372,083

NONCURRENT LIABILITIES
Convertible debentures	14,433,480	—
Total other liabilities	14,433,480	—

Total liabilities	14,716,425	372,083

COMMITMENTS AND CONTINGENCIES (Note 11)

SHAREHOLDERS’ EQUITY / (DEFICIT)
Class A Ordinary Share (par value $0.00006 per share, 237,500,000 shares authorized; 1,476,900 and 970,185 shares issued and outstanding as of December 31, 2025 and June 30, 2025)*	88	58
Class B Ordinary Share (par value $0.00006 per share, 12,500,000 shares authorized; 12,800 and 12,800 shares issued and outstanding as of December 31, 2025 and June 30, 2025)*	1	1
Additional paid-in capital	106,081,091	92,165,483
Accumulated deficit	(106,648,626)	(88,265,410)
Other comprehensive loss	(530,550)	—
Total Bit Origin Ltd shareholders’ (deficit) / equity	(1,097,996)	3,900,132

NONCONTROLLING INTERESTS	(706,226)	(735,775)

Total (deficit) / equity	(1,804,222)	3,164,357

Total liabilities and shareholders’ (deficit) / equity	$12,912,203	$3,536,440
*	Giving retroactive effect to the 1-for-60 reverse share split effected on January 20, 2026

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended December 31,
	2025	2024

REVENUES
Cryptocurrencies mining revenue	$—	$—
Cryptocurrency miner sales net revenue	—	—
Total revenues	—	—

COST OF REVENUES
Cost of cryptocurrencies mining revenue	—	—
Total cost of revenues	—	—

GROSS PROFIT / (LOSS)	—	—

OPERATING EXPENSES:
General and administrative	999,951	1,968,710
Provision for / (recovery of) credit losses	10,500	(62,132)
Change in fair value of cryptocurrencies	7,725,219	—
Total operating expenses	8,735,670	1,906,578

LOSS FROM OPERATIONS	(8,735,670)	(1,906,578)

OTHER INCOME / (EXPENSE):
Interest expense, net	(508,505)	(368,064)
Other finance expenses	(1,830,737)	(544,431)
Change in fair value of convertible debentures	2,435,576	—
Total other income (expenses), net	96,334	(912,495)

LOSS BEFORE INCOME TAXES	(8,639,336)	(2,819,073)

PROVISION FOR INCOME TAXES	—	—

NET LOSS	(8,639,336)	(2,819,073)

LESS: Net income / (loss) attributable to noncontrolling interests	29,549	(13,742)
Deemed dividend attributable to down round feature of warrants	9,714,331	—

NET LOSS ATTRIBUTABLE TO BIT ORIGIN LTD	(18,383,216)	(2,805,331)

OTHER COMPREHENSIVE INCOME / (LOSS):
Effects of credit risk change from liabilities measured at fair value	(530,550)	—

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO BIT ORIGIN LTD	$(18,913,766)	$(2,805,331)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	1,379,066	136,520

LOSS PER SHARE - BASIC AND DILUTED*	$(13.33)	$(20.55)
*	Giving retroactive effect to the 1-for-60 reverse share split effected on January 20, 2026

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Additional
	Ordinary shares		Class A Ordinary Shares		Class B Ordinary Shares		paid-in	Accumulated	Other	Noncontrolling
	Share	Amount	Share	Amount	Share	Amount	capital	deficit	comprehensive loss	interests	Total
BALANCE, June 30, 2024*	129,306	$8	—	$—	—	$—	$83,394,059	$(81,731,423)	$—	$(753,061)	$909,583
Conversion of convertible debenture into ordinary shares	200	—	—	—	—	—	10,545	—	—	—	10,545
Exercise of warrants	11,807	3,542	—	—	—	—	(3,542)	—	—	—	—
Net loss	—	—	—	—	—	—	—	(2,805,331)	—	(13,742)	(2,819,073)
BALANCE, December 31, 2024*	141,313	$3,550	—	$—	—	$—	$83,401,062	$(84,536,754)	$—	$(766,803)	$(1,898,945)

BALANCE, June 30, 2025*	—	$—	970,185	$58	12,800	$1	$92,165,483	$(88,265,410)	$—	$(735,775)	$3,164,357
Exercise of warrants	—	—	173,324	10	—	—	(10)	—	—	—	—
Sales of Class A Ordinary Shares	—	—	333,333	20	—	—	4,201,287	—	—	—	4,201,307
Additional Class A Ordinary Shares of round-up adjustment for reverse share split	—	—	58	—	—	—	—	—	—	—	—
Deemed dividend attributable to down round feature of warrants	—	—	—	—	—	—	9,714,331	(9,714,331)	—	—	—
Effects of credit risk change from liabilities measured at fair value	—	—	—	—	—	—	—	—	(530,550)	—	(530,550)
Net loss	—	—	—	—	—	—	—	(8,668,885)	—	29,549	(8,639,336)
BALANCE, December 31, 2025*	—	$—	1,476,900	$88	12,800	$1	$106,081,091	$(106,648,626)	$(530,550)	$(706,226)	$(1,804,222)
*	Giving retroactive effect to the 1-for-60 reverse share split effected on January 20, 2026

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,639,336)	$(2,819,073)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for (recovery of) credit losses	10,500	(62,132)
Change in fair value of cryptocurrencies	7,725,219	—
Issuance costs and discounts of convertible debentures	1,822,881	543,605
Change in fair value of convertible debentures	(2,435,576)	—
Changes in operating assets and liabilities
Other receivables	(114,523)	766,593
Prepayments	(367,628)	(978,667)
Other payables and accrued liabilities	(89,138)	(375,528)
Net cash used in operating activities	(2,087,601)	(2,925,202)

CASH FLOWS FROM INVESTING ACTIVITIES:
Advance for long-term investment	(200,000)	—
Purchase of cryptocurrencies	(645,600)	—
Repayments from loans to third parties	—	1,545,888
Net cash (used in) provided by investing activities	(845,600)	1,545,888

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible debentures, net of issuance costs	4,515,625	—
Payment of equity issuance costs	(1,153,093)	—
Net cash provided by financing activities	3,362,532	—

CHANGES IN CASH AND CASH EQUIVALENTS	429,331	(1,379,314)

CASH AND CASH EQUIVALENTS, beginning of period	55,639	1,409,070

CASH AND CASH EQUIVALENTS, end of period	$484,970	$29,756

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—
Cash paid for interest	$613,505	$—

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Conversion of convertible debenture into ordinary shares	$—	$10,545
Issuance of convertible debenture in exchange for cryptocurrencies	$10,000,000	$—
Issuance of Class A Ordinary Shares in exchange for cryptocurrencies	$6,000,000	$—
Settlement of equity issuance costs using cryptocurrencies	$645,600	$—
Deemed dividend attributable to down round feature of warrants	$9,714,331	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FLOWS

Note 1 – Nature of business and organization

Organization

Bit Origin Ltd (“Bit Origin” or the “Company”) is a company incorporated on January 23, 2018 under the laws of the Cayman Islands. Bit Origin holds all of the outstanding share capital of the following entities: SonicHash Inc, (“SonicHash Canada”), SonicHash Pte. Ltd. (“SonicHash Singapore”), SonicHash LLC (“SonicHash US”) and Bit Origin Pte. Ltd. (“Bit Origin Singapore”), and holds 55% of the outstanding share capital of Sonic Auspice DC LLC (“Sonic Auspice”).

On December 14, 2021, the Company formed SonicHash Canada, a company incorporated under the laws of Alberta, Canada. On December 16, 2021, the Company formed SonicHash Singapore, a company incorporated under the laws of Singapore, which was struck off on September 4, 2024. On December 17, 2021, the Company formed SonicHash US under the laws of the State of Delaware. Sonic Auspice was formed by a third party under the laws of the State of Delaware on November 30, 2023. The Company purchased 55% of total interests of Sonic Auspice from the third party at a purchase price of $750 on December 7, 2023. On June 26, 2025, the Company formed Bit Origin Singapore, a company incorporated under the laws of Singapore.

Business overview

The Company and its subsidiaries (“the Group”) is focused on the cryptocurrency related operations and management. The Group started Bitcoin mining business in May 2022. In December 2023, the Group temporarily suspended the Bitcoin mining operations due to the high operating costs in the United States (the “U.S.”). Starting from June 2024, Bit Origin directly enters into the purchase and sale of miners under a sales representative arrangement to support its treasury and operational activities. The Group did not generate any Bitcoin mining revenue or sale of miners revenue during the six months ended December 31, 2025 and 2024. In July 2025, the Group introduced a dedicated Dogecoin treasury program to advance its strategic development.

Consolidation scope

The accompanying unaudited condensed consolidated financial statements reflect the activities of Bit Origin and each of the following entities as of December 31, 2025:

Name	Background	Ownership
SonicHash Canada	· A Canada company
	· It was established to explore potential mining site operation opportunities but has not commenced any business operations as of the date of this report	100% owned by Bit Origin
SonicHash US	· A U.S. company of the State of Delaware
	· It operates the Bitcoin mining business	100% owned by Bit Origin
Sonic Auspice	· A U.S. company of the State of Delaware

·       It was established to explore potential mining site operation opportunities but has not commenced any business operations but has undertaken limited financing and investment activities to third parties as of the date of this report

55% owned by Bit Origin
Bit Origin Singapore	· A Singapore company
	· It was established to engage in venture capital investment activities in the cryptocurrency industry but has not commenced any business operations as of the date of this report	100% owned by Bit Origin

Liquidity and going concern

In assessing the Group’s liquidity, management monitors and analyzes the cash on-hand and its operating expenditure commitments. The Group’s primary liquidity needs are to meet its working capital requirements and operating expenses obligations for the next twelve months from the issuance date of these unaudited condensed consolidated financial statements.

For the six months ended December 31, 2025 and 2024, the Group incurred net losses of $8,639,336 and $2,819,073, respectively, with net cash used in operating activities of $2,087,601 and $2,925,202, respectively. As of December 31, 2025 and June 30, 2025, accumulated deficit amounted to $106,648,626 and $88,265,410, respectively. As of December 31, 2025, the Group only had a cash balance of $484,970. These conditions, particularly the recurring losses from operations and the low cash balance as of the balance sheet date, raised substantial doubt about the Group’s ability to continue as a going concern for a period of twelve-month after the date these unaudited condensed consolidated financial statements are issued.

To address these conditions, management has developed and executed the following measures.

●	On July 13, 2025, the Company entered into an equity purchase facility agreement (“EPFA”) with an accredited investor, committing the investor to purchase up to $400,000,000 in newly issued Class A Ordinary Shares over a term expiring in August 2028. The EPFA specifies the pricing formula for share advances, based on a discount to the applicable market price. Relatedly, the Company entered into a Registration Rights Agreement requiring the Company to pay partial liquidated damages if the registration of the Advance Shares is not timely completed. As of December 31, 2025, the equity purchase facility remained unchanged.
●	On April 16, 2026, the Company entered into a new securities purchase agreement for up to $5,000,000 convertible notes convertible into Class A Ordinary Shares. An initial tranche of $500,000 notes maturing April 16, 2030 was issued on the same date with an initial conversion price of $2.76 per share. Net proceeds will be used for general corporate and working capital purposes.
●	Management is focused on optimizing the Group’s cost structure by streamlining the corporate hierarchy and overall business processes. This strategic focus on operational efficiencies is expected to result in a sustainable reduction in operating expenses, thereby increasing its liquidity period.
●	Management is actively building and managing a Dogecoin treasury as part of the Group’s digital-asset strategy. The Group holds this treasury as a source of liquidity that management may monetize through sales of Dogecoin when market conditions are favorable, thereby generating cash inflows to support working capital. Other than the Dogecoins acquired with the proceeds of the Group’s convertible debentures, which is subject to the contractual transfer restrictions described in Note 3, the treasury requires no significant capital commitments. Additional information regarding the Group’s broader Dogecoin ecosystem strategy is included in the Group’s annual report on Form 20-F for the year ended June 30, 2025.

Management believes that the successful execution of these plans, in particular the Group’s ability to issue additional Class A Ordinary Shares under the $400,000,000 EPFA equity purchase facility, together with the convertible notes issued in April 2026 and the planned reduction in operating expenses, will provide sufficient liquidity to meet its obligations and fund operations for at least one year from the date these unaudited condensed consolidated financial statements are issued. Accordingly, after considering these plans, which management believes are probable of being effectively implemented and of mitigating the conditions that initially raised substantial doubt, management has concluded that the substantial doubt about the Group’s ability to continue as a going concern has been alleviated.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended December 31, 2025 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2026. Accordingly, these statements should be read in conjunction with the Group’s audited financial statements as of and for the years ended June 30, 2025 and 2024.

Principles of consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

In presenting the unaudited condensed consolidated financial statements in accordance with U.S. GAAP, management make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgement and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Group to revise its estimates. The Group bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates are used when accounting for items and matters including determinations of the useful lives and impairment of long-lived assets, determination of fair value of cryptocurrencies, allowances for credit losses and doubtful accounts, and realization of deferred tax assets and uncertain tax position. Significant judgment is also involved in the determination of the fair value of financial instruments, particularly the Group’s convertible debentures measured under the fair value option, which requires the use of valuation models and significant assumptions, including expected volatility, credit risk, discount rates, and other unobservable inputs. These assumptions are inherently subjective and may result in significant variability in the reported fair value.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use.

Cryptocurrencies

The Group adopted Accounting Standard Update (“ASU”) 2023-08 on July 1, 2025, which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period.

The Group’s holdings of Dogecoin meet the scope criteria in ASC 350-60 to be accounted for as crypto assets (fungible intangible assets that reside on a distributed ledger, are secured through cryptography, convey no enforceable rights to underlying goods or services, and were not issued by the Group or a related party). They are initially recognized at fair value on the date of acquisition and subsequently remeasured at fair value at each reporting period, with changes in fair value recognized in the unaudited condensed consolidated statements of operations and comprehensive loss. Fair value is determined using the closing price from the principal market for Dogecoin, which the Group has identified, in accordance with ASC 820, as the active market it has access to and normally uses to transact in Dogecoin. Because this is a quoted price in an active market for an identical asset, the Group’s Dogecoin is classified within Level 1 of the ASC 820 fair value hierarchy. The Group’s Dogecoins are held in custody by BitGo Trust Company, Inc. (“BitGo”), a regulated institutional digital asset custodian. Contractual restrictions on the sale of Dogecoin are not considered in measuring its fair value; the fair value of any restricted Dogecoin and the nature and remaining term of such restrictions are disclosed in Note 3. For dispositions, the Group accounts for realized gains or losses using the first-in-first-out (“FIFO”) method. The classification of cryptocurrencies as current or non-current is determined solely by management’s intent and ability with respect to holding the asset.

Other receivables, net

Other receivables include advances to third parties or employees and interest receivable. Management regularly reviews the adequacy of the allowance for credit losses on an ongoing basis and considers factors such as the aging of receivables and changes in payment trends, creditworthiness, current economic trend as well as other supportable forward-looking factors. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. During the six months ended December 31, 2025 and 2024, $10,500 and $3,375 provision for credit losses was recognized, respectively. During the six months ended December 31, 2025 and 2024, no allowance for credit losses was written off in either period.

Loans receivable, net

Loans receivable are recorded at the cash amount disbursed to originate the loans, net of allowance that estimated on a regular basis based on an assessment of historical collection experience, adjusted for loan balance aging, credit quality and specific risk characteristics of the borrowers and prevailing economic conditions. The Group continues to evaluate the reasonableness of the allowance policy and update if necessary. During the six months ended December 31, 2025 and 2024, recovery of allowance for credit losses was nil and $65,507, respectively.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio. The Group adopted Accounting Standard Codification (“ASC”) 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Under ASU 2016-13, the Group has exposure to credit losses for financial assets, which are other receivables and loans receivable. The Group considered various factors, including nature, historical collection experience, the age of the receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Group has adopted loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Group to make reasonable estimation of the risk rate.

Financial assets are presented net of the allowance for credit losses in the unaudited condensed consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expenses are included as a component of general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. Write-offs are recorded in the period in which the asset is deemed to be uncollectible.

Prepayments

Prepayments are cash advanced to service providers for future services. This amount is refundable and bears no interest. During the six months ended December 31, 2025 and 2024, no provision for doubtful accounts was recognized.

Long term investment

The Group’s long-term investment relates to a minority equity interest in a privately held entity over which the Group has neither control nor significant influence; accordingly, the interest is not consolidated or accounted for under the equity method. Because the equity interest does not have a readily determinable fair value, the Group accounts for it using the measurement alternative under ASC Topic 321, Investments — Equity Securities, under which it is carried at cost, less any impairment, and adjusted for observable price changes in orderly transactions for identical or similar investments, if any. As of December 31, 2025, the Group had advanced consideration toward this investment but had not yet legally obtained the equity interest; accordingly, the amount is presented as an advance toward the investment and will be reclassified and measured as described above upon completion of the transaction.

At each reporting date, the Group assesses whether events or changes in circumstances indicate that the investment is impaired. If qualitative factors indicate that the fair value of the investment is less than its carrying amount, the Group estimates the fair value of the investment. When the fair value is determined to be less than the carrying amount, an impairment loss is recognized in earnings equal to the difference between the two amounts.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

ASC 820-10-20 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The accounting standards establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis on December 31, 2025 and June 30, 2025:

				Total
				December 31,	June 30,
	Level 1	Level 2	Level 3	2025	2025

	(unaudited)
Assets
Cryptocurrencies	$8,274,781	$—	$—	$8,274,781	$—

Liabilities
Convertible debentures	$—	$—	$(14,433,480)	$(14,433,480)	$—

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. The Group noted no transfers between levels during any of the periods presented.

Convertible debentures and derivatives

For instruments accounted for as a single liability, debt issuance costs are recorded as a direct deduction from the carrying amount and are amortized to interest expense over the term of the debt using the effective interest method. Upon conversion into shares in accordance with the original contractual terms, the carrying amount of the debt is reclassified to equity, and no gain or loss is recognized in the income statement.

The Group elects to apply the fair value option (“FVO”) pursuant to ASC 825-10-25-4 after it considers the overall value of the embedded features to the instrument, whether the bifurcation provides a more faithful presentation of the instrument’s overall economics, and the applicability of selecting the FVO if such election is more appropriate. Under this election, the convertible debentures and derivatives are measured in their entirety at fair value, with changes in fair value recognized in earnings, except for the portion attributable to instrument-specific credit risk, which is recognized in other comprehensive income (“OCI”) in accordance with ASC 825-10-45-5. Transaction costs incurred in connection with the issuance of the convertible debentures are expensed as incurred in the period of issuance, consistent with ASC 825-10-25-3, which indicates that such costs are not included in the initial measurement of financial instruments measured at fair value. Changes in fair value attributable to factors other than instrument-specific credit risk are recognized in earnings; and changes in fair value attributable to the Group’s own credit risk are recognized in OCI and are not reclassified to earnings upon settlement, but instead are transferred within equity.

Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Distinguishing Liabilities from Equity (“ASC 480”) and Derivatives and Hedging (“ASC 815”).

The assessment considers whether the warrants are freestanding financial instruments, meeting the definition of a liability under ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815. This includes determining whether the warrants are indexed to the Group’s own ordinary share and whether the warrant holders could potentially require net cash settlement in a circumstance outside of the Group’s control. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and is reassessed at each subsequent reporting date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded as a component of equity at fair value at the time of issuance and not subsequently remeasured. Warrants that do not meet the criteria for equity classification are recorded as liabilities, measured at fair value at issuance and subsequently remeasured to fair value at each reporting period, with changes in fair value recognized in earnings.

The Group recognizes on a prospective basis the value of the effect of the down-round feature in the warrants when the feature is triggered (i.e., when the exercise price is adjusted downward). This value is measured as the difference between (1) the financial instrument’s fair value (without the down round feature) using the pre-trigger exercise price and (2) the financial instrument’s fair value (with the down round feature) using the reduced exercise price. The value of the effect of the down round feature will be treated as a deemed dividend and a reduction to income available to ordinary shareholders in the basic earnings per share (“EPS”) calculation.

Revenue recognition

The Group recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle: (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Group satisfies the performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Group did not generate any Bitcoin mining revenue or sale of miners revenue during the six months ended December 31, 2025 and 2024.

Income taxes

The Group accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Loss per share

Basic loss per share is computed using the two-class method pursuant to ASC 260, as the Company has two classes of ordinary shares with different dividend rights — Class B Ordinary Shares have no distribution right. Under the two-class method, net loss for the period is allocated between Class A and Class B Ordinary Shares based on their respective participation rights in undistributed earnings, and basic loss per share is computed by dividing loss available to holders of Class A Ordinary Shares by the weighted average number of Class A Ordinary Shares outstanding during the period. Diluted loss per share takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, using the treasury stock method. Ordinary share equivalents having an anti-dilutive effect on loss per share are excluded from the calculation of diluted loss per share. For the six months ended December 31, 2025 and 2024, the Company was in a net loss position; accordingly, all potential ordinary shares were anti-dilutive and excluded from the calculation. Therefore, basic and diluted loss per share are the same for each class presented.

The following table presents the EPS of the Company for the six months ended December 31, 2025 and 2024, respectively:

	For the six months	For the six months
	ended	ended
	December 31, 2025	December 31, 2024
	(unaudited)	(unaudited)
Net loss	$(18,383,216)	$(2,805,331)
Basic and diluted loss per Ordinary Share	(13.33)	(20.55)
Weighted average number of Class A Ordinary Shares outstanding - basic and diluted	1,379,066	136,520

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Group’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole, the Group has one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group primarily generates cryptocurrency miner sales revenue by delivery to the customer’s designated pick-up location, and no geographical segments information is used internally. As the Group operates as a single reportable segment and does not distinguish between different revenues or geographic areas in its internal reporting, no further segment information is presented.

The Group adopted ASU 2023-07, Improvements to Reportable Segment Disclosures, effective January 1, 2024, and applied the amendments retrospectively to all periods presented. The adoption did not impact the Group’s determination of its reportable segments.

Recent accounting pronouncements

New accounting pronouncements adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. The Group adopted ASU 2023-09 on July 1, 2025, and the adoption of this ASU did not have a material effect on the Group’s unaudited condensed consolidated financial statements and related disclosures.

In March 2025, the FASB issued ASU 2025-02, “Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which rescinds the embedded SEC guidance in Topic S-99-1 of ASC 450 related to obligations to safeguard crypto assets under SAB 121. The amendments require entities with obligations to safeguard crypto assets to assess whether a contingent liability exists under ASC 450-20, “Loss Contingencies.” This guidance is effective for annual periods beginning after December 15, 2024, including interim periods, with early adoption permitted. The Group adopted ASU 2025-02 on July 1, 2025, and the adoption of this ASU did not have a material effect on the Group’s unaudited condensed consolidated financial statements and related disclosures.

New accounting pronouncements yet to be adopted

On January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03 (disaggregation of income statement expenses) for non-calendar year-end entities. The clarification ensures that initial adoption is required in an annual reporting period (rather than unintentionally in an interim period) for entities with non-calendar year ends. The amendments align with the effective dates stated in ASU 2024-03 (annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027) and early adoption is permitted. The Group is currently evaluating the potential impact of ASU 2024-03 (as clarified by ASU 2025-01) on its unaudited condensed consolidated financial statements and related disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s unaudited condensed consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Note 3 – Cryptocurrencies

Cryptocurrencies consisted of the following:

	December 31,		June 30,
	2025		2025
	(unaudited)
	Quantity	Amount	Quantity	Amount
		(unaudited)
Cryptocurrencies, current
Dogecoin	70,543,745	$8,274,781	—	$—
Cryptocurrencies, non-current
Dogecoin	—	$—	—	$—

The following table presents additional information about Dogecoins for the six months ended December 31, 2025:

	December 31,2025
	Quantity	Value
	(unaudited)	(unaudited)
Opening balance	—	$—
Issuance of convertible debentures in exchange for Dogecoins (see Note 9 for details)	40,543,745	10,000,000
Issuance of Class A Ordinary Shares in exchange for Dogecoins (see Note 10 for details)	30,000,000	6,000,000
Change in fair value	—	(7,725,219)
Ending balance	70,543,745	$8,274,781

A portion of the Group’s Dogecoin holdings, amounting to 40,543,745 coins as of December 31, 2025, is subject to restrictions under a Security and Pledge Agreement entered into with the collateral agent of the convertible debenture holders. Under the terms of the agreement, the pledged Dogecoins are held in a controlled custodial account and are subject to the collateral agent’s consent for any transfer or disposition. Notwithstanding such restrictions, the Group retains the ability to request and obtain consent from the collateral agent for the sale or transfer of the pledged Dogecoins, and management does not consider the restriction to be substantive in limiting the Group’s ability to realize these assets within the next twelve months. The restriction serves as a protective mechanism for the debenture holders rather than a prohibition on disposition. Accordingly, the Group has classified these Dogecoins as current assets based on its expectation that the assets can be realized in the ordinary course of operations, subject to obtaining the required consent. The Group will continue to evaluate the nature of the restriction and its impact on classification in future reporting periods. The nature and extent of the restriction are disclosed to provide transparency regarding the Group’s liquidity and asset availability.

The following table presents additional information about USDT for the six months ended December 31, 2025:

December 31, 2025
	Quantity	Amount
	(unaudited)	(unaudited)
Opening balance	—	$—
Purchases of USDT	645,600	645,600
Offering expenses settled in USDT	(645,600)	(645,600)
Change in fair value	—	—
Ending balance	—	$—

Note 4 – Other receivables, net

Other receivables, net consist of the following:

	December 31,	June 30,
	2025	2025
	(unaudited)
Advances to third parties[1] or employees	$1,107,124	$1,202,601
Interest receivables	446,667	236,667
Total other receivables	1,553,791	1,439,268
Less: allowance for credit losses	(413,903)	(403,403)
Total other receivables, net	$1,139,888	$1,035,865

[1] Non-trade advances to third parties are short term in nature and are due on demand with no interest bearing. These advances were refundable and made in relation to establishing relationship for potential service providers of cryptocurrency operations.

Movements of allowance for credit losses are as follows:

	December 31,	June 30,
	2025	2025
	(unaudited)
Beginning balance	$403,403	$2,972,289
Addition	10,500	13,875
Write-off	—	(2,582,761)
Ending balance	$413,903	$403,403

Note 5 – Loans receivable, net

Outstanding balances on loans receivable consist of the following as of December 31, 2025 and June 30, 2025:

				December 31,	June 30,
	Maturity	Interest rate	Collateral/Guarantee	2025	2025
				(unaudited)
Third party A	January 5, 2026 (Extended to January 5, 2027 on January 5, 2026)	10.0%	None	$499,934	$499,934
Third party A	April 30, 2025 (Extended to April 30, 2027 on April 30, 2026)	10.0%	None	1,600,000	1,600,000
Loans receivable from a third party				2,099,934	2,099,934
Allowance for credit losses				(209,993)	(209,993)
Loans receivable, net				$1,889,941	$1,889,941

Movements of allowance for credit losses are as follows:

	December 31,	June 30,
	2025	2025
	(unaudited)
Beginning balance	$209,993	$275,500
(Recovery) addition	—	(65,507)
Ending balance	$209,993	$209,993

Interest income of the above loans receivable for both the six months ended December 31, 2025 and 2024 amounted to $105,000. These loans were advanced to third party in connection with the Company’s contemplated business cooperation with the counterparty. During the six months ended December 31, 2025, the maturity dates of the loans were further extended based on mutual agreement, primarily to align with the revised implementation timeline of the contemplated cooperation and related operational arrangements. As of December 31, 2025, the loans remained unsecured and non-collateralized. Management continues to monitor the status of the counterparties and the contemplated cooperation, and has considered the relevant facts and circumstances in assessing the recoverability of the outstanding balances and the related allowance for credit losses.

Note 6 – Deposit for long-term investment

On September 5, 2025, the Group entered into an agreement to acquire a 0.5% equity interest in an unrelated company for a total consideration of $200,000. As of December 31, 2025, the registration of ownership has not been completed. Accordingly, the $200,000 payment is recorded as a deposit for long-term investment, representing an advance toward the proposed investment. As the transaction has not been completed as of the reporting date, the Group has not recognized the equity investment. Management has assessed the recoverability of the deposit and determined that no impairment was necessary as of December 31, 2025.

Note 7 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Canada

SonicHash Canada is incorporated in Canada and is subject to both federal and provincial income taxes for its business operation in Canada. The applicable tax rate is 15% for federal and 15% for Alberta. SonicHash Canada had no taxable income during the six months ended December 31, 2025 and 2024.

United States

SonicHash US and Sonic Auspice are incorporated in the U.S. and are only subject to federal income taxes but no state income taxes as they did not conduct any business operation in Delaware. The applicable tax rate is 21% for federal. Both SonicHash US and Sonic Auspice had no taxable income during the six months ended December 31, 2025 and 2024.

Singapore

SonicHash Singapore and Bit Origin Singapore are incorporated in Singapore and are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. SonicHash Singapore was struck off on September 4, 2024 and had no taxable income for the six months ended December 31, 2024. Bit Origin Singapore had no taxable income during the six months ended December 31, 2025. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,700) taxable income and 50% of the next SGD 190,000 (approximately $147,000) taxable income are exempted from income tax.

Gain (loss) before provision for income taxes consisted of:

	For the six months	For the six months
	ended	ended
	December 31, 2025	December 31, 2024
	(unaudited)	(unaudited)
Cayman	$(8,704,999)	$(2,788,535)
United States	65,663	(30,538)
Canada	—	—
Singapore	—	—
	$(8,639,336)	$(2,819,073)

Significant components of deferred tax assets were as follows:

	December 31,	June 30,
	2025	2025
	(unaudited)
Deferred tax assets
Net operating loss carryforward in the U.S.	6,473,128	6,480,712
Net operating loss carryforward in Canada	53,361	53,361
Net operating loss carryforward in Singapore	—	—
Valuation allowance	(6,526,489)	(6,534,073)
Total net deferred tax assets	$—	$—

As of December 31, 2025, the Group’s net operating loss carry forward was approximately $31.2 million. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year in the U.S., for 20 years in Canada, and for unlimited years in Singapore. Management believes that the realization of the benefits from these losses appears uncertain due to the Group’s operating history and continued losses. If the Group is unable to generate taxable income in its operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Group has provided a 100% valuation allowance on its net deferred tax assets of approximately $6.5 million related to its operations as of December 31, 2025.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30, 2025, the Group did not have any significant unrecognized uncertain tax positions.

Note 8 – Concentration of risks

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. The Group maintains its cash balances in various financial institutions located in different jurisdictions, including the United States and the Cayman Islands. In the U.S., the insurance coverage of each bank is $250,000. As of December 31, 2025, cash balance of $115,601 was deposited with financial institutions located in US, of which none was subject to credit risk. The Cayman Islands does not have a statutory deposit insurance scheme. Accordingly, the Group’s cash balance of $369,369 held in financial institutions in the Cayman Islands as of December 31, 2025 is not insured. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

There is a risk that some or all of the Group’s Dogecoins could be lost, stolen, or otherwise become inaccessible. The Group stores its Dogecoins in both hot and cold wallets with BitGo. Hot wallets, which are connected to the Internet, facilitate transactions but are more vulnerable to hacking and other cyber incidents. Cold wallets, which are kept offline, provide greater protection from external attacks but may result in delayed access to assets during market volatility and carry risks of internal error or misappropriation. The Group may maintain limited amounts of Dogecoin in internal operational wallets for transaction- processing purposes; however, the substantial majority of our digital-asset holdings are maintained in BitGo cold storage. BitGo also maintains commercial crime insurance covering certain losses relating to digital assets custodied with BitGo, subject to policy limits, conditions, and exclusions, which may not cover all potential losses.

The Group is also exposed to risk from its other receivables and loans receivable. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 9 – Convertible debentures

The Company has issued various convertible debentures in prior periods. Detailed terms of the 2022 and 2023 convertible debentures, including conversion features and associated warrants, are disclosed in the Company’s audited consolidated financial statements included in its Form 20-F for the year ended June 30, 2025. There have been no significant changes to those terms during the current interim period, except as noted below.

In July 2025, the Company entered into a series of securities purchase agreements with certain investors for the issuance of senior secured convertible notes (the “2025 Notes”) in three tranches, with an aggregate principal amount of approximately $16.3 million. The Company totally received 40,543,745 Dogecoins valued at $10,000,000 and $4,515,625 net proceeds in cash from the issuance of the 2025 Notes. The 2025 Notes bear interest at 8.25% per annum and mature in July 2029. The 2025 Notes are convertible into Class A Ordinary Shares at initial conversion prices ranging from $18.00 to $23.70 per share (on a post-split basis), depending on the tranche.

The Notes contain various embedded features, including conversion options, anti-dilution provisions, alternative conversion rights, and redemption features. The Company elected the fair value option under ASC 825-10 to account for the Notes. Accordingly, the Notes are measured at fair value in their entirety, with changes in fair value recognized in earnings, except for the portion attributable to instrument-specific credit risk, which is recognized in OCI.

Upon initial recognition, the 2025 Notes were recorded at fair value in accordance with the fair value option under ASC 825-10, with the resulting difference recognized in earnings. Issuance costs associated with the 2025 Notes are expensed as incurred in accordance with ASC 825-10-25-3.

The fair value of the 2025 Notes is determined using a binomial model and is classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs, including expected volatility and assumptions related to the Company’s credit risk. The valuation model includes the following major inputs on the issuance date:

Discount rate	16.61%
Expected terms (in years)	4
Expected volatility	145.75%
Annual rate of quarterly dividends	—%
Risk free interest rate	3.93%

As of December 31, 2025, the aggregate fair value of the Notes was approximately $14.4 million and was classified as non-current liabilities. During the six months ended December 31, 2025, the Company recognized a fair value change of approximately $2.4 million in earnings related to factors other than instrument-specific credit risk, and a loss of approximately $0.5 million attributable to changes in instrument-specific credit risk recognized in other comprehensive income.

During the six months ended December 31, 2025, the Company made no cash repayments of principal and paid approximately $0.6 million of interest in cash.

The 2025 Notes were initially issued during the six months ended December 31, 2025 and are accounted for at fair value under the fair value option in accordance with ASC 825-10. As of June 30, 2025, the Company’s previously outstanding convertible debentures were not accounted for on a fair value basis, but rather under their historical accounting model. Accordingly, the June 30, 2025 balances are not directly comparable as a Level 3 fair value rollforward of the 2025 Notes. The table below summarizes the activity of the 2025 Notes during the current period, including principal activity and the related fair value remeasurement, and therefore reflects the substantive fair value rollforward for the six months ended December 31, 2025.

	December 31,	June 30,
	2025	2025
	(unaudited)
Principal balance	$16,338,506	$8,740,000
Less: conversions into ordinary shares	—	(7,780,000)
Less: repayments in cash	—	(960,000)
Remaining balance	16,338,506	—
Less: fair value adjustment	(1,905,026)	—
Total	$14,433,480	$—
Less: non-current	(14,433,480)	—
Total current	$—	$—

During the six months ended June 30, 2026, the holder exercised its right to convert $3,575,000 of outstanding principal and $95,581 of accrued interest under the 2025 Notes pursuant to the conversion terms contained in the original agreement. The Company issued an aggregate of 1,843,355 Class A ordinary shares to the holder upon such conversion.

Note 10 – Equity

The Company’s equity structure, including its authorized share capital, historical share issuances, and equity-linked instruments, is disclosed in its audited consolidated financial statements included in its Form 20-F for the year ended June 30, 2025. There have been no significant changes to the overall structure during the current interim period, except as described below.

The Company had a share capital of $3,000,000 consisting of 300,000,000 ordinary shares, par value $0.01 per share as of June 30, 2022. On May 23, 2023, the Company effected a 1-for-30 reverse share split, resulting in a proportional increase in par value to $0.30 per share and a corresponding reduction in the number of authorized shares. On February 6, 2024, the Company increased its authorized ordinary shares to 500,000,000 shares with no change in par value. On March 14, 2025, the Company adopted a dual-class share structure, pursuant to which its ordinary shares were redesignated into Class A and Class B ordinary shares with different voting rights.

On July 25, 2025, the Company completed a par value reduction from $0.30 to $0.000001 per share as approved by the Grand Court of the Cayman Islands. As the total number of issued shares remained unchanged, this change did not affect the Company’s share capital on a historical basis. On January 20, 2026, the Company effected a 1-for-60 reverse share split of its Class A and Class B ordinary shares to maintain compliance with NASDAQ listing requirements. All share and per share data presented in these unaudited condensed consolidated financial statements have been retrospectively adjusted to reflect the reverse share split.

On July 13, 2025, the Company entered into a securities purchase agreement with an accredited investor for the issuance of Class A ordinary shares. In August 2025, the Company completed a private placement issuing approximately 333,333 Class A ordinary shares (on a post-split basis) for gross proceeds of $6,000,000. The Company totally received 30,000,000 Dogecoins valued at $6,000,000 from the private placement. The subscription was fully settled through the transfer of digital assets (Dogecoins), with the transaction price determined based on the observable market price at the transaction date.

As of December 31, 2025, after giving effect to the January 2026 reverse share split, the Company had 237,500,000 authorized Class A ordinary shares and 12,500,000 authorized Class B ordinary shares, of which 1,476,900 Class A ordinary shares and 12,800 Class B ordinary shares were issued and outstanding.

Warrants

All warrant-related share and per share information, including the number of warrants outstanding, exercise prices, and weighted average exercise prices, have been retrospectively adjusted to reflect the reverse share split in January 2026.

The Company issued warrants in connection with prior financing arrangements. The detailed terms of these warrants, including original contractual provisions, are disclosed in the Company’s audited consolidated financial statements included in its Form 20-F for the year ended June 30, 2025. There have been no significant modifications to the contractual terms of the warrants during the current interim period, except for adjustments arising from anti-dilution provisions and the reverse share split.

Certain warrants contain down-round protection features that provide for adjustments to the exercise price and the number of shares issuable upon exercise if the Company issues equity instruments at a price lower than the then-current exercise price. During the six months ended December 31, 2025, such down-round provisions were triggered, resulting in a reduction in the exercise price (as retrospectively adjusted for the reverse share split) and a corresponding increase in the number of warrants outstanding. The fair value effect of the down-round adjustment was recognized in equity as a reclassification between retained earnings and additional paid-in capital in accordance with ASC 260-10-55-97 and was treated as a deemed dividend for purposes of earnings per share.

During the six months ended December 31, 2025, a significant portion of the warrants were exercised on a cashless basis. As a result, the Company issued Class A Ordinary Shares with no corresponding cash proceeds, and the carrying amount of the related warrants was reclassified within shareholders’ equity. The impact of such exercises has been reflected in the Company’s equity balances as of December 31, 2025.

Note 11 – Commitments and contingencies

Commitments

As of December 31, 2025, the Group had no material commitments that are required to be disclosed.

Contingencies

From time to time, the Group is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

Note 12 – Subsequent events

New issuance of convertible notes - April 2026

On April 16, 2026, the Company entered into a securities purchase agreement for up to $5,000,000 convertible notes convertible into Class A ordinary shares. An initial tranche of $500,000 notes maturing on April 16, 2030 was issued on the same date with an initial conversion price of $2.76 per share, subject to adjustment as provided therein. Net proceeds were used for general corporate and working capital purposes.

Settlement of accrued payroll payable

On June 11, 2026, the Company entered into a Debt Settlement and Mutual Release Agreement (the “Agreement”) with Jinghai Jiang, the CEO of the Group. Pursuant to the Agreement, the Company agreed to issue 56,180 Class B ordinary shares of par value $0.00006 per share to the CEO in full settlement of $100,000 in accrued and unpaid compensation owed to the CEO under his employment agreement. The Class B ordinary shares were valued at $1.78 per share, which was the closing price of the Company’s Class A ordinary shares on the trading day immediately preceding the date of the Agreement.

Asset purchase agreement

On June 28, 2026, the Company entered into an asset purchase agreement with PT Mitra Manunggal Sangkara, an Indonesian limited liability company, pursuant to which the Company purchased certain GPU assets and certain related contractual rights at a purchase price of $1 million in cash and $10 million in pre-funded warrants which are exercisable to purchase 6,457,863 ordinary shares, par value $0.00006 per share. The transaction was completed on June 28, 2026.

New issuance of convertible notes – June 2026

On June 28, 2026, the Company entered into a securities purchase agreement for up to $10,000,000 in aggregate principal amount of Senior Convertible Notes (the “June 2026 Notes”), with an initial closing of $2,000,000 and up to $8,000,000 in additional closings subject to mutual agreement, at a purchase price of approximately 93% of par value. The June 2026 Notes bear interest at 8.25% per annum (increasing to 13.25% upon an Event of Default), mature on June 29, 2030, and are convertible into the Company’s Class A Ordinary Shares at a conversion price initially set at $1.63 per share, subject to anti-dilution adjustments and an alternate conversion feature that allows conversion at 92% of the lowest VWAP during the preceding ten trading days in certain circumstances.

Except as disclosed above, the Group has evaluated subsequent events that occurred after December 31, 2025 through June 30, 2026, and concluded that no other subsequent events occurred that would require recognition or disclosure in the unaudited condensed consolidated financial statements.